SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. REPORTS FIRST QUARTER 2009 RESULTS

        Rosh Ha’ayin, Israel – May 26, 2009 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $3.3 million or $0.03 per share for the first quarter of 2009, compared with a net profit of $0.5 million, or $0.0 per share for the first quarter of 2008.

        Revenues for the first quarter of 2009 were $12.5 million, compared with revenues of $7.6 million for the first quarter of 2008.

        Gross profit for the first quarter of 2009 was $5.3 million, compared with a gross profit of $2.1 million for the first quarter of the previous year.

        Operating profit for the first quarter of 2009 was $3.6 million, compared with an operating profit of $0.5 million for the same period last year.

        BVR’s order backlog at the end of the first quarter of 2009 was approximately $48.4 million.

        $2.8M in sales and profit, during the first quarter 2009, is as a result of a royalties agreement announced in a press release dated January 6, 2009.

        The company announced on May 4, 2009 that Milestones has encountered technical difficulties that may come in the way of moving forward with their investment in the company. The company is seeking additional sources of financing so it could continue to meet its obligations and achieve its intended growth.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company's web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Statements of Financial Position as of

	March 31		December 31 2008
	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	$ thousands	$ thousands	$ thousands

Assets

Current assets
Cash and cash equivalents	1,228	6,766	4,249
Restricted bank deposits	8,742	2,850	8,251
Trade receivables	9,187	2,196	3,406
Other receivables	2,309	494	2,526
Inventories	1,322	1,322	1,322

Total current assets	22,788	13,628	19,754

Other non-current assets	1,436	3,498	757
Property, plant and equipment	794	833	792
Intangible assets	122	238	109

Total non-current assets	2,352	4,569	1,658

Total assets	25,140	18,197	21,412

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Statements of Financial Position as of

	March 31		December 31 2008
	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	$ thousands	$ thousands	$ thousands

Liabilities and Shareholders' Equity

Current liabilities
Short-term loans from bank and others	1,620	620	120
Trade payables	5,770	2,601	4,853
Deferred revenue	8,179	10,512	11,423
Provisions	320	81	94
Other payables	2,465	2,117	1,457

Total current liabilities	18,354	15,931	17,947

Post employment long-term benefits	81	43	77

Total non-current liabilities	81	43	77

Total liabilities	18,435	15,974	18,024

Shareholders' equity
Share capital	25,891	25,891	25,891
Share premium	16,944	16,944	16,944
Accumulated deficit	(36,130)	(40,612)	(39,447)

Total shareholders' equity	6,705	2,223	3,388

Total liabilities and shareholders' equity	25,140	18,197	21,412

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Statements of Operations for the

	Three months ended March 31		Year ended December 31 2008
	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	$ thousands	$ thousands	$ thousands

Revenues:
Sales	9,618	6,466	29,711
Royalties, commissions and others	2,874	1,092	1,855

Total revenues	12,492	7,558	31,566

Cost of revenues	7,208	5,441	23,282

Gross profit	5,284	2,117	8,284

Operating expenses:
Research and development	490	276	1,213
Selling and marketing	492	577	2,128
General and administrative	745	740	2,773

Total operating expenses	1,727	1,593	6,114

Operating profit	3,557	524	2,170

Financial income	161	34	219
Financial expenses	(418)	(75)	(766)

Financial expenses, net	(257)	(41)	(547)

Profit before taxes on income	3,300	483	1,623
Income tax expense	-	-	-

Net profit for the year	3,300	483	1,623

Earnings per share
Basic earnings per share	0.03	0.00	0.0139

Diluted earnings per share	0.03	0.00	0.0139

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of the basic
earnings (loss) per share	116,971	116,901	116,952

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of diluted
earning (loss) per share	116,971	116,915	116,958

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: May 26, 2009